Exhibit 99.1

NEWS

Starfield Resources to Hold Annual General Meeting on July 12

Toronto, Ontario - July 6, 2007 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announcedthat it will hold its annual general meeting of shareholders on Thursday, July 12, 2007 in Toronto.

The meeting will take place in St. Andrew’s Club at 150 King Street West on the 27th floor, with proceedings scheduled to begin at 10:15 a.m. EDT.  Following the formal meeting, Starfield’s President and Chief Executive Officer, André J. Douchane, will provide an update on the company’s activities and outlook.  The meeting will conclude with a question and answer session.

About Starfield

Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Palladium-Platinum-Nickel-Cobalt-Copper property in Nunavut, Canada.  The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has developed a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover platinum, palladium, cobalt, nickel and copper from Ferguson Lake massive sulphides.

For further information contact:

André J. Douchane President and Chief Executive Officer Starfield Resources Inc. 416-860-0400 ext. 222 adouchane@starfieldres.com	John Vincic Executive Vice President Barnes McInerney Inc. 416-367-5000 ext. 249 jvincic@barnesmcinerney.com

www.starfieldres.com

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130 Adelaide Street West, Suite 2210, Toronto, Ontario, Canada  M5H 3P5